SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                              (Amendment No. __ )*




                           OPTA FOOD INGREDIENTS, INC.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    68381N105
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                                 (CUSIP Number)

                                 April 9, 1998+
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             (Date of Event Which Requires Filing of this Statement)

Check    the  appropriate  box to  designate  the rule  pursuant  to which  this
         Schedule 13G is filed:

          [ ] Rule 13d-1(b)
          [X] Rule 13d-1(c)
          [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

____________
+ The reporting person currently has a Schedule 13D on file with the SEC. The reporting person is now eligible to use Schedule 13G and therefore is filing this Schedule 13G as an amendment to the Schedule 13D.

                               CUSIP NO. 68381N105
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(1)  Names of Reporting  Persons.  I.R.S.  Identification  Nos. Of Above Persons
     (entities only): David A. Rocker
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(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)                             (b)
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(3)  SEC Use Only
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(4)  Citizenship or Place of Organization:  United States
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Number of Shares Beneficially Owned by Each    (5) Sole Voting
      Reporting Person                               Power:           1,082,650*
                                               (6) Shared Voting
                                                     Power:
                                               (7) Sole Dispositive
                                                     Power:           1,082,650*
                                               (8) Shared Dispositive
                                                     Power:
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(9)  Aggregate Amount Beneficially Owned by Each Reporting Person:  1,082,650*
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(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)
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(11)    Percent of Class Represented by Amount in Row (9): 9.7%*
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(12)     Type of Reporting Person (See Instructions):  IN
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* 912,500 shares of OPTA Food Ingredients, Inc. common stock are owned by Rocker
Partners,  L.P., a New York  limited  partnership.  170,150  shares of OPTA Food
Ingredients,   Inc.  common  stock  are  owned  by  Compass  Holdings,  Ltd.,  a corporation organized under the International Business Companies Ordinance of the British Virgin Islands. David A. Rocker has sole voting and dispositive power over such 1,082,650 shares by virtue of his position as the sole managing partner of Rocker Partners, L.P. and, through Rocker Offshore Management Company, Inc., as investment adviser to Compass Holdings, Ltd.

Item 1(a).  Name Of Issuer:  OPTA Food Ingredients, Inc..

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Item 1(b).  Address of Issuer's Principal Executive Offices:  25 Wiggins Road,
            Bedford, MA 01730
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Item 2(a).  Name of Person Filing:  David A. Rocker
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Item 2(b).  Address of Principal Business Office or, if None, Residence:
            c/o Rocker Partners, L.P., Suite 1759,
            45 Rockefeller Plaza, New York, New York 10111
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Item 2(c).  Citizenship:  United States
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Item 2(d).  Title of Class of Securities: Common Stock
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Item 2(e).  CUSIP No.:  68381N105
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Item 3. If This Statement Is Filed Pursuant to  ss.240.13d-1(b)  or 240.13d-2(b)
        or (c), check whether the Person Filing is a

        (a) [ ] Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o);

        (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

        (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

        (d) [ ] Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

        (e) [ ] An Investment Adviser in accordance with ss.240.13d-1(b)(1)(ii)
                (E);

        (f) [ ] An Employee Benefit Plan or Endowment Fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

        (g) [ ] A Parent Holding Company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

        (h) [ ] A Savings Associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

        (i) [ ] A Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

        (j) [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

      If this statement is file pursuant to ss.240.13d-1(c), check this box [X].

Item 4.  Ownership

        (a)  Amount Beneficially Owned (as of April 9, 1998):

             1,082,650

        (b)  Percent of Class (as of April 9, 1998):

             9.7%

        (c)  Number of Shares as to which such person has:

             (i)  sole power to vote or to direct the vote   1,082,650

            (ii) shared power to vote or to direct the vote     --

           (iii) sole power to dispose or to direct the disposition of 1,082,650

            (iv) shared power to dispose or to direct the disposition of   --


Item 5.  Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.  N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. N/A

Item 8.  Identification and Classification of Members of the Group.  N/A

Item 9.  Notice of Dissolution of Group.  N/A




Item 10.  Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




                                                     April 14, 1998
                                                         (Date)


                                                     /s/ David A. Rocker
                                                        (Signature)


                                                     David A. Rocker
                                                        (Name/Title)


      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)